Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    July    2003



                         PINE VALLEY MINING CORPORATION
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________







Pine Valley Mining Corporation
(formerly Globaltex Industries Inc.)
(An exploration stage company)
Consolidated Balance Sheets
  As of March 31, 2003
(Canadian Dollars)


                                                       2003           2002
ASSETS

CURRENT
  Cash and cash equivalents                         $680,040           $73,501
  Restricted cash                                      -               296,803
  Accounts receivable                                  1,349         1,628,158
  Prepaid expenses                                     5,497             5,477
Total Current Assets                                 686,886         2,003,939

CAPITAL ASSETS (Note 4)                               14,850            19,530
MINERAL PROPERTIES (Note 5) (Schedule 1)          10,423,081        13,026,175
                                                  10,437,931        13,045,705
Total Assets                                     $11,124,817       $15,049,644

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities          $185,872        $2,019,165
  Interest payable                                     -                26,588
  Notes payable (Note 7)                               -             1,550,355
Total Current Liabilities                            185,872         3,596,108

DUE TO RELATED PARTY (Note 6)                        600,000           600,000
Total Liabilities                                    785,872         4,196,108

SHAREHOLDERS' EQUITY
  Capital stock (Note 8 and 9)
    Authorized 100,000,000 common shares
    of no par value
  Issued and fully paid (Note 8)
    32,073,269 shares (2002 - 24,626,185 shares)  26,423,896        23,207,462
  Commitment to issue shares (Note 8(e))             131,250         1,000,000
  Share subscription  (Note 8(e))                    572,770             -
  Contributed surplus and other capital (Note 9)   1,115,555         1,092,761
  Deficit accumulated during exploration stage   (17,904,526)      (14,446,687)
Total Shareholders' Equity                        10,338,945        10,853,536

Total Liabilities and Shareholders' Equity       $11,124,817       $15,049,644

CONTINUING OPERATIONS (Note 2)
CONTINGENT LIABILITIES AND COMMITMENTS (Note 15)

APPROVED BY THE BOARD OF DIRECTORS

  Mark Fields         Director

  Clay Gillespie      Director

Pine Valley Mining Corporation
(formerly Globaltex Industries Inc.)
(An exploration stage company)
Consolidated Statements of Loss and Deficit
For the Years Ended March 31
(Canadian Dollars)

                                  Cumulative
                                  from inception
                                  to March 31,
                                     2003         2003        2002       2001
REVENUE
  Interest and other               $216,460     $1,472      $8,874      $3,616

EXPENSES
  Accounting and audit              724,041     39,150      45,842      25,473
  Amortization                      100,657      4,680       5,704       5,819
  Consulting (Note 9 (a))            22,794     22,794       -           -
  Fees and assessments              150,774     24,422       1,253       -
  General exploration                83,821      -           -           -
  Interest and financing          2,056,778    143,957     969,210     260,155
  Management fees                 1,128,847     32,750     161,796    137,100
  Office                          1,427,872    162,566     741,464      92,714
  Professional fees               1,449,525     78,374     139,689      94,179
  Promotion                         362,674     11,898       7,580      25,400
  Transfer agent                    235,148     20,171      23,249      26,162
  Travel                            214,740     20,833      22,558      30,774
                                  7,957,671    561,595   2,118,345     697,776

LOSS BEFORE UNDERNOTED ITEMS     (7,741,211)  (560,123) (2,109,471)   (694,160)

Amalgamation and settlement costs  (840,720)     -           -           -
Loss on disposal of capital assets (115,320)     -           -           -
Foreign exchange gain (loss)        (24,943)    16,884     (41,827)      -
Write-down of mineral
  properties (note 5(a))        (8,993,072) (2,914,600)       -          -
Write down of investment
in US Electric Power Inc.         (189,260)     -         (189,260)      -
                               (10,163,315) (2,897,716)   (231,087)      -

NET LOSS                       (17,904,526) (3,457,839) (2,340,558)   (694,160)

DEFICIT ACCUMULATED DURING
  EXPLORATION STAGE,
  BEGINNING OF PERIOD              -     (14,446,687) (12,106,129) (11,411,969)

DEFICIT ACCUMULATED DURING
  EXPLORATION STAGE,
  END OF PERIOD         $(17,904,526) $(17,904,526) $(14,446,687) $(12,106,129)
Basic and diluted
  loss per share                            $(0.12)       $(0.12)       $(0.04)
Weighted average
  number of shares                      28,318,672    20,007,894    18,749,353




Pine Valley Mining Corporation
(formerly Globaltex Industries Inc.)
(An exploration stage company)
Consolidated Statements of Cash Flows
For the Years Ended March 31
(Canadian Dollars)
                              Cumulative
                              from inception
                              to March 31,        Years ended March 31,
                                  2003          2003          2002       2001
OPERATINGACTIVITIES
Net loss                  $(17,904,526)  $(3,457,839)  $(2,340,558)  $(694,160)
Adjustments:
Amortization                   100,657         4,680         5,704       5,819
Loss on disposal of
    capital assets             115,320         -             -           -
Accretion of equity component
 of convertible instrument      31,095         -             -           -
Non-cash consulting costs       22,794        22,794         -           -
Non-cash financing costs     1,055,450        25,973       792,477     237,000
Write-off of mineral
 properties (Note 5(a))      8,993,072     2,914,600         -           -
Write-off of investment in
 US Electric Power Inc.        189,260         -           189,260       -
Office expenses (Note 6)       600,000         -           600,000       -

Changes in non-cash operating
working capital items other
than cash (Note 12)           (317,084)      198,057      (657,996)     29,249
                            (7,113,962)     (291,735)   (1,411,113)   (422,092)

FINANCING ACTIVITIES
Capital stock issued         7,329,047       700,000       578,000     354,550
Share subscription
 (Note 8(d))                   704,020       704,020         -           -
Note proceeds                9,906,445        94,734     1,176,328   4,400,000
Note payments                 (288,974)     (288,974)        -           -
Proceeds on convertible debt   150,000         -             -           -
                            17,800,538     1,209,780     1,754,328   4,754,550

INVESTING ACTIVITIES
Acquisition of capital assets (160,434)        -            (2,164)     (3,532)
Investment in US Electric
 Power Inc.                   (189,260)        -          (182,021)     (7,239)
Deferred exploration and
 development                (5,876,505)     (311,506)     (116,912)   (569,209)
Reclamation deposit              -             -             -          15,000
Acquisition of net assets of Willow Creek net of
 cash acquired              (3,491,363)        -             -      (3,902,543)
                            (9,717,562)     (311,506)     (301,097) (4,467,523)

INCREASE (DECREASE) IN CASH    969,014       606,539        42,118    (135,065)
  CASH POSITION,
    BEGINNING OF PERIOD          -            73,501        31,383     166,448
  CASH POSITION,
    END OF PERIOD             $969,014      $680,040       $73,501     $31,383

SUPPLEMENTAL INFORMATION
Interest paid                                $76,960      $129,865     $23,155

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:

(i)   the Company issued 4,085,722 (2002: 4,285,714, 2001: nil) common shares to settle notes payable in the amount of $2,461,433 (2002: $3,000,000, 2001: $nil) (Note 8).
(ii) the Company issued 100,000 (2002: 208,551, 2001: nil) common shares to settle certain accounts payable in the amounts totaling $55,000 (2002:
      $145,984, 2001: $nil).
(iii) the Company issued nil (2002: 200,815, 2001: nil) common shares as consideration for nil (2002: two, 2001: nil) new notes payable obtained at a deemed value of $215,450.
(iv) the Company issued nil (2002: 300,000, 2001: 2,300,000) share purchase warrants valued at $nil (2002: $60,000, 2001:$780,000) in consideration of the $nil (2002:$400,000, 2001:$4,400,000) loan (Note 7).








































Pine Valley Mining Corporation
(formerly Globaltex Industries Inc.)
(An exploration stage company)
Consolidated Statement of Deferred Exploration and Development Costs For the Years Ended March 31
(Canadian Dollars)                      Schedule 1

                          Cumulative
                          from inception
                          to March 31,        Years ended March 31,
                                 2003         2003         2002        2001
DEFERRED EXPENDITURES

Indin Lake
Acquisiton                    $553,665        $-            $-          $-
Consulting                     512,895         -            31,124      57,678
Geological program             355,218         -             -           -
Environmental deposit           50,000         -             -           -
Equipment purchases          1,131,233         -             -           -
Insurance                       56,974         -             -           -
Insurance proceeds            (553,736)        -             -           -
Taxes and licences              75,245         3,745         3,534       3,534
Supplies                       318,556         -             -           -
Survey                          43,331         -             -           -
Travel and camp                371,219         -             -           -
Cost written down           (2,914,600)   (2,914,600)        -           -
                                 -        (2,910,855)       34,658      61,212

Willow Creek Coal Property
Acquisition                 12,097,331         -             -       3,902,543
Bulk sample                    115,754         -             -           -
Consulting                     579,815        26,843        52,840       7,800
Deferred development         4,289,924       162,998     2,674,882     927,341
Environmental                   34,451          -            -           -
Geological                       2,061          -            -           2,061
Laboratory                      45,749          -            -           -
Licences                       268,923       117,920         -           -
Reclamation                      4,803          -            -         (10,000)
Recovery from trial cargo
  sale                      (2,348,587)         -       (2,348,587)      -
Supplies                        15,896          -            -           -
Survey and mapping              29,104          -            -           -
Travel                          62,147          -           11,388       1,022
Costs written-down          (4,774,290)         -            -           -
                            10,423,081       307,761       390,523   4,830,767

TOTAL                       10,423,081    (2,603,094)      425,181   4,891,979
  MINERAL PROPERTIES,
  BEGINNING OF PERIOD            -        13,026,175    12,600,994   7,709,015
  MINERAL PROPERTIES,
  END OF PERIOD            $10,423,081   $10,423,081   $13,026,175 $12,600,994






Pine Valley Mining Corporation
(formerly Globaltex Industries Inc.)
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31
(Canadian Dollars)

1.  BUSINESS OF THE COMPANY
    The Company is engaged in the exploration and development of a coal project (Note 5(b)) near Chetwynd, British Columbia Canada.

    Effective from May 13, 2003 the Company changed its name to Pine Valley Mining Corporation.

2.  CONTINUING OPERATIONS
    These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since inception of $17,904,526 and has working capital at March 31, 2003 of $501,014. The Company's continued existence is dependent on the ability to obtain loan financing; the raising of additional equity capital through sales of its common stock or other means to fund its operations and the Company's ability to ultimately attain profitable operations.

    Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and continue the exploration and development of its mineral properties. Should the Company not be able to raise sufficient funds to exercise its right to acquire Mitsui Matsushima Canada Ltd.'s Willow Creek Joint Venture interest, it has a contingent obligation to pay Mitsui Matsushima a breakup fee of $500,000 and the Willow Creek Joint Venture will continue to be in effect, the Company having an interest of 66 2/3% and Mitsui Matsushima having an interest of 33 1/3%. Should the Company not be able to raise sufficient funds for the financial requirements of the Willow Creek Joint Venture, the Company would likely have its interest in the Willow Creek Joint Venture decreased to less than 66-2/3% (Note 5(b)).

    If the going concern assumption were not applicable in the preparation of these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    These consolidated financial statements have been prepared in accordance
    with Canadian generally accepted accounting principles (    Canadian GAAP)
    which in respect of these financial statements do not differ materially
    from accounting principles generally accepted in the United States (    US
    GAAP), expect as disclosed in Note 14.

 (a) Basis of presentation
     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pine Valley Coal Pty Limited, Globaltex Gold Mining Corp. and Falls Mountain Coal Inc. All intercompany transactions and balances have been eliminated.
3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


 (b) Cash and cash equivalents
     Cash and cash equivalents includes short term money market instruments with terms to maturity at the date of issue not exceding 90 days.


 (c) Mineral properties
     The Company is involved in exploration and development of its mineral properties. The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, are sold or abandoned. Costs pertaining to properties developed to production will be amortized over the estimated productive life of the property. Costs pertaining to properties sold or abandoned will be written off.

     The carrying costs of mineral properties and deferred exploration costs are not intended to represent present or future values. The ultimate realization of the carrying costs of mineral properties is dependent upon the discovery of commercially exploitable ore bodies or the proceeds from disposition. The Company reviews the carrying value of its mineral properties on a regular basis, primarily by reference to estimated future expected cashflows. When the carrying value of these assets exceed their estimated net recoverable amounts, an impairment provision is made for the other than temporary decline in value.


 (d) Capital assets
     Capital assets are recorded at cost and the Company provides for amortization using the declining balance method at rates ranging from 20% to 30% per annum.


 (e) Restoration, rehabilitation, and environmental expenditures
     Restoration, rehabilitation and environmental expenditures are charged to earnings as incurred during the exploration phase. Significant restoration, rehabilitation and environmental expenditures to be incurred subsequent to the cessation of exploration are accrued when their extent can be reasonably estimated.


 (f) Income taxes
     The Company accounts for income taxes using the future income tax method whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The value of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carryforwards, there is uncertainty as to utilization prior to their expiry. Accordingly, the future tax asset amounts have been fully offset by a valuation provision.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


 (g) Earnings (loss) per common share
     Earnings per share calculations are based on the weighted average number of common and common equivalent shares issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.


 (h) Use of estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.


 (i) Fair value of financial instruments
     The Company believes, based upon current information, that the carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value.
     The estimated fair values of debt, which is estimated by discounting cash flows using current market rates available for debt with similar terms and maturity, is disclosed in Note 7.


 (j) Financial risk
     Financial risk is the risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.


 (k) Joint venture
     The Company accounts for its interest in the Willow Creek Joint Venture on a proportionate consolidation basis, which, due to the current development status of the property, results in presentation similar to that derived from the equity method.


 (l) Foreign currency translation
     The Company uses the temporaral method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at exchange rates in effect at the date of the transaction except for amortization, which is translated using the same rates as the related assets. Gains and losses on translation are recorded in operations.




3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (m) Stock options
     The Company has a stock based compensation plan which is described in Note 9(a). The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective April 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

     Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased the excess of consideration paid over the carrying amount of the stock option is charged to deficit.

     Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

     This policy applies to all stock options grants issued subsequent to April 1, 2002.


4.  CAPITAL ASSETS
                                                 2003                  2002
                                          Accumulated   Net Book   Net Book
                                 Cost     Amortization     Value      Value

     Office equipment          $66,018         $51,952     $14,066     $18,410
     Field equipment             9,000           8,216         784       1,120
                               $75,018         $60,169     $14,850     $19,530


5.  MINERAL PROPERTIES
                                                 2003                  2002

     Indin Lake                                 $-                $2,910,855
     Willow Creek Joint Venture             10,423,081            10,115,320
                                           $10,423,081           $13,026,175






5.  MINERAL PROPERTIES (Continued)

 (a) Indin Lake
     The Company has a 90% interest in certain leases located in the Mackenzie Mining Division of the Northwest Terrorities. The Company has concluded that the Indin Lake gold property should be written down to nil value due to the extended period of time since any active exploration work has been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future.


 (b) Willow Creek Joint Venture (Falls Mountain/Willow Creek)
     During the year ended March 31, 1996, the Company entered into the Willow Creek Joint Venture Agreement with respect to the Willow Creek Coal Project with Mitsui Matsushima Canada Ltd, ( Mitsui Matsushima ) and BCR Venture Inc. ( BCR ), a wholly owned subsidiary of BC Railway Company
    ( BC Rail ) to form the Willow Creek Joint Venture (Willow Creek Joint Venture ). The purpose of the Willow Creek Joint Venture is to develop a low cost coal mine.

     Under the agreement, a feasibility study has been completed and accepted by the Willow Creek Joint Venture participants, and a decision has been made to proceed to develop a coal mine in the Willow Creek coal licenses. Pine Valley Coal Ltd. has been set up as the operator and is directed by a Management Committee. Under the agreement, the Company's 100% owned subsidiary, Falls Mountain Coal Inc., contributed 25 coal licences which it owned together with other assets in connection with its exploration activities at Willow Creek. The licences and assets were transferred to the Willow Creek Joint Venture in return for a capital account of $2,500,000. Under the Agreement, Mitsui Matsushima and BC Rail earned a one-third interest each by making equity contributions totaling $5 million to the Willow Creek Joint Venture, and a best efforts commitment to obtain project financing.

     During the year ended March 31, 2001, the Company acquired BCR's interest in consideration of $3,902,543 cash, resulting in the Company holding 66-2/3% of the joint venture. The Company has recorded a cumulative loss allowance on its Willow Creek properties of $4,774,290 at March 31, 2003 which recognizes the difference between the property carrying value and the transfer value to the Joint Venture to the extent of the interests of Mitsui Matsushima.

     As at March 31, 2003, the Company has made all the necessary Willow Creek Joint Venture payments to maintain its Willow Creek Joint Venture interest at 66 2/3%.

     Under the agreement, the parties have contracted with BC Rail to provide haulage services under a haulage contract and have also contracted with Mitsui Matsushima to market the coal worldwide during the life of the project. The Willow Creek Joint Venture Agreement also provides that, in the event of acquisition of control of the Company (as defined by the Securities Act of British Columbia) by a person in the business of producing or transporting coal in, or selling coal produced from Alberta or British Columbia, the Company will cease to have any representation or right to vote on the management committee of the Willow Creek Joint Venture.
5.  MINERAL PROPERTIES (Continued)
  (b)  Willow Creek Joint Venture (Falls Mountain/Willow Creek) (Continued)

     On March 10, 2003 Falls Mountain and Mitsui Matsushima entered into a binding Sale & Purchase Agreement whereby the Company has the right to acquire Mitsui Matsushima's one third interest in the Willow Creek Joint Venture for $6,000,000 prior to December 10, 2003. Mitsui Matsushima will retain its interest in the Willow Creek Joint Venture until the transaction closes. Falls Mountain will pay all expenditures until closing of the Sales & Purchase Agreement, and has a contingent obligation to pay Mitsui Matsushima a break-up fee of $500,000 in the event the purchase cannot be consummated due to an inability to secure the necessary financing.

     The assets, liabilities and cash flows of the Willow Creek Joint Venture are summarized as follows:

                                                 2003                  2002

     Current assets and deposits               $32,194              $2,942,892
     Coal property interests and equipment  10,821,653              11,239,335
                                            10,853,847              14,182,227

     Current liabilities                        23,847               2,153,358
     Joint Ventures' Equity                $10,830,000             $12,028,869

     Cash Flows - generated (applied)
     Investing activities                 $1,091,856               $(1,787,134)
     Financing activities                $(1,198,869)               $1,819,000


6.  DUE TO RELATED PARTY
    The Company has provided for the payment of $600,000 to the estate of the
    former Chairman of the Company (the     Estate    ).  The Estate is
    administered on behalf of its beneficiaries by a director of the Company. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined.
    There is no immediate requirement or intention to finalize these discussions. Per a letter from the Estate dated June 6, 2003, the Estate undertook that no action will be taken to collect any or all of the amount until beyond June 30, 2004.














7.  NOTES PAYABLE
                                                 2003                  2002
    Non-interest bearing promissory note,
      maturing September 18, 2002               $-                    $400,000
    Promissory note, bearing 15% interest
      per annum, secured by shares of
      Falls Mountain Coal Inc.,
      maturing August 24, 2002.                  -                     804,328
    Promissory note, bearing 15% interest
      per annum, secured by shares of
      Falls Mountain Coal Inc.,
      maturing September 10, 2002.               -                     372,000
                                                $-                  $1,576,328
  Less amount to be accreted to
   date of maturity                              -                     (25,973)
                                                $-                  $1,550,355

    In September 2001, the Company and the lender entered into an agreement to extend the $400,000 loan to September 18, 2002 which was one year beyond the original due date. As consideration for the extension of the loan, the Company granted additional 300,000 share purchase warrants entitling the holder to purchase up to 300,000 common shares for a term of three years to September 6, 2004 at a price of $1.15 per share in the first year, $1.25 per share in the second year and $1.35 per share in the third year. The fair value of these share purchase warrants of $60,000 is being amortized over the remaining life of the loan. The fair value of the Company's share purchase warrants were determined using an option pricing model based on volatility of the stock price of 60%, a risk free interest rate of 4.00%, no dividends and a life of three years.

    In September 2001, the Company arranged a $1,150,000 loan (in US Dollars) and a $372,000 loan, both due to an arm's length lender, to provide working capital. Both loans were for a term of one year, bearing interest at a rate of 15% per annum calculated daily in arrears and compounded quarterly. The loans were secured by a pledge in favour of the principal lender of the shares of Falls Mountain Coal Inc. In addition, the Company granted 165,046 and 35,769 bonus shares respectively, as consideration for the two new loans. On November 15, 2001, February 4, 2002, and May 10, 2002, the Company paid $306,434 (in US Dollars), $340,672 (in US Dollars) and $150,708 (in US Dollars) respectively towards the $1,150,000 loan (in US Dollars) which included interest.

    In April 2002, the Company settled an outstanding loan balance of $1,000,000 due to a director, through the issuance of 1,428,571 common shares at a price of $0.70 per share.


    In April 2002, the Company received a $40,000 loan (in US Dollars) from a director. The loan was for a term of one year, bearing interest at a rate of 10% per annum calculated daily in arrears and compounded annually, maturity on or before April 5, 2003.

    In November 2002, $20,000 in US dollars was advanced to the Company by a director. The advanced loan was non-interest bearing and had no specific terms of repayment. The loan was repaid in January 2003.


7.  NOTES PAYABLE (Continued)

    The Company agreed with the lenders to settle the outstanding balance as at September 30, 2002 of all the above remaining loans totaling an equivalent of $1,461,433 by issuing 2,657,151 shares at a price of $0.55 per share. The shares were issued on October 1, 2002.

    The Company estimates the fair value of the interest free loans using discounted cash flows assuming a borrowing rate equal to the variable rate of the LIBOR rate plus 3 1/2%.


                                                 2003                  2002

    Carrying value                              $-                    $374,027
    Fair value                                   -                     388,710









































8.  SHAREHOLDERS' EQUITY INFORMATION FROM INCEPTION TO MARCH 31, 2003

                                                           Shareholders' Equity
                                 Years Issued    Number of    from inception to
                                                 shares          March 31, 2003
(a) Shares issued for cash
                                     1970          45,117           $67,675
                                     1971          12,895            30,948
                                     1972          16,361            49,084
                                     1973               1                 1
                                     1974          83,333            60,000
                                     1976         100,000            90,000
                                     1977          66,667            35,000
                                     1978         100,000            52,173
                                     1980         233,333           135,000
                                     1981         433,333         1,496,546
                                     1987          83,333            62,500
                                     1988         358,334           321,751
                                     1990         150,000            43,500
                                     1991          50,000            14,000
                                     1992         800,000           235,750
                                     1994         236,500           302,030
                                     1995         648,125           542,860
                                     1996         100,000           120,000
                                     1997          50,000            60,000
                                     1998         355,000           230,787
                                     1999       1,225,833           758,463
                                     2000       1,816,157           958,000
                                     2001         656,500           384,979
                                     2002         866,667           578,000
                                     2003       3,261,362           700,000
                                               11,748,851         7,329,047
 (b) Shares issued for property
     (company and predecessor corporations)

                                     1970         108,333          $162,500
                                     1973          25,000             7,500
                                     1976         108,333             3,250
                                     1976           1,667             1,000
                                     1980         250,000           559,815
                                     1981           8,333            56,250
                                     1983           8,333            42,500
                                  *  1985         (82,732)         (185,261)
                                     1988         100,000            88,000
                                     1990         100,000            25,000
                                     1991         100,000            25,000
                                     1993       5,400,000         8,532,000
                                     1995          80,000            96,000
                                                6,207,267         9,413,554
    * Shares contributed to the Company and cancelled







8. SHAREHOLDERS' EQUITY INFORMATION FROM INCEPTION TO MARCH 31, 2003(Continued)

                                                           Shareholders' Equity
                                 Years Issued    Number of       from inception
                                                  shares      to March 31, 2003
 (c) Shares issued for debt          1985         993,368          $745,026
     Shares issued for equipment     1985         333,333           400,000
                                     1987         447,052           335,289
     Shares issued for debt          1988          46,315            34,737
                                     1990         568,953           194,003
                                     1991         608,360           152,090
     Shares issued for finders' fee  1996         756,581           543,049
     Shares issued for debt          1996       1,038,390         1,013,631
                                     1997          50,000            47,500
                                     1998         130,840           157,008
                                     2000         263,157           181,095
                                     2002       4,695,080         3,361,434
                                     2003       4,185,722         2,516,433
                                               14,117,151         9,681,295
  Balance of Shares on March 31, 2003          32,073,269       $26,423,896

  During the year ended March 31, 2003, the Company :
 (i) Issued 1,428,571 common shares to settle notes payable in the amount of $1,000,000 (Note 7).
 (ii) Closed a private placement financing of 136,362 units for proceeds of $75,000 on June 14, 2002. Each unit consisted of one common share and one half common share purchase warrant of the Company. Each share purchase warrant is exercisable for two years from the date of issue at an exercise price of $0.60 (Note 9).
 (iii) Issued 100,000 common shares to settle $55,000 debt due to a former director. This debt was included in accounts payable and accrued liabilities in the year.
 (iv) Issued 2,657,151 common shares to settle notes payable in the amount of $1,461,433 (Note 7).
 (v) Closed a private placement financing of 3,125,000 units for proceeds of $625,000 on December 31, 2002. Each unit consisted of one common share and one common share purchase warrant. Each share purchase warrant is exercisable for two years at a price of $0.23 per share in the first year and $0.27 per share during the second year (Note 9).

 (d) During the year ended March 31, 2002, the Company :
  (i) Issued 866,667 common shares for proceeds of 578,000 on the exercise of warrants and stock options.
  (ii) Issued 4,695,080 common shares to settle $3,361,434 of debt.

 (e) Share Subscription
     On March 10, 2003, the Company announced a private placement of 5,500,000 units at a price of $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the hoder to purchase one common share at $0.25 each for a period of two years. At March 31, 2003, the Company had received gross proceeds of $704,020 in connection with 3,520,100 units. A finder's fee totalling $131,250 was paid subsequent to the year-end by the issuance of 656,250 common shares of the Company at a price of $0.20 per share. (2002 - The Company had an obligation to issue shares in settlement of a $1,000,000 obligations - See Note 7).


9.  STOCK OPTIONS AND WARRANTS

 (a) Stock Options
     The Company has established a stock option plan for directors and employees. The Company is allowed to grant up to 10% of issued and outstanding shares as stock options. Stock options are exercisable from the date of grant. A summary of the Company's options at March 31, 2003, 2002 and 2001 and the changes for the years ending on those dates is presented below:

                             For the years ended March 31,
                                  2003                2002                 2001
                              Weighted            Weighted             Weighted
                               Average             Average              Average
                              Exercise            Exercise             Exercise
                      Shares     Price     Shares    Price     Shares     Price

  Outstanding at the
  beginning of year  2,193,500   $1.06   1,850,167   $1.20   1,301,667   $1.20
    Granted          2,815,000    0.35   1,050,000    0.90     650,000    1.20
    Exercised            -        -        (96,667)   1.20     (26,500)   1.20
    Cancelled and
    expired         (2,143,496)   1.06    (610,000)   1.20     (75,000)   1.20
  Outstanding at the
  end of year        2,865,004   $0.37   2,193,500   $1.06   1,850,167   $1.20

  As at March 31, 2003, outstanding stock options to directors, officers and an employee were as follows:

    Number of shares       Exercise price      Expiry date
       300,000                   $0.90         December 12, 2006
       250,000                    0.90         April 28, 2007
        15,000                    0.90         May 7, 2007
       100,004                    0.90         November 1, 2003
     2,200,000                    0.20         March 10, 2008
     2,865,004

  During the year ended March 31, 2003, 200,000 stock options were granted to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $22,794 were recorded (2002 - $NIL, 2001 - $Nil). This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the terms of the original grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 69% and an average annual risk free interest rate of 4%. The option granted to the optionee was vested as to 16,674 shares at June 4, 2002 and was vested every month thereafter at a rate of 16,666 shares per month up to November 1, 2002, the termination date of the consulting service.

  Proforma compensation expense
  If the Company had adopted the fair value method of accounting for stock options as set out in CICA Handbook section 3870, Stock-Based Compensation and Other Stock Based Payments and included share purchase options granted to employees in the calculation of compensation expense, net loss would be as follows:


9.  STOCK OPTIONS AND WARRANTS (Continued)

                                     2003             2002             2001
    Net loss as reported      $(3,457,839)     $(2,340,558)       $(694,160)
    Compensation expense
     of employees                (115,000)        (510,000)        (425,000)
    Proforma net loss          (3,572,839)      (2,850,558)      (1,119,160)
    Proforma basic and
     diluted loss per share        $(0.13)          $(0.14)          $(0.06)

  Compensation expense is determined using an option pricing model assuming no dividends are to be paid, vesting on the date of grant, a weighted average volatility of the Company's share price of 69% (2002 - 105% and 2001 - 60%), an annual risk free interest rate of 4% ( 2002- 4.23%, and 2001 - 4%) and an expected life of five years.

 (b) Warrants
     A summary of the Company's warrants at March 31, 2003, 2002, and 2001 and the changes for the years ending on those dates is presented below:

                                  For the years ended March 31,
                                  2003                2002                 2001
                              Weighted            Weighted             Weighted
                               Average             Average              Average
                      Warrants   Price   Warrants    Price   Warrants     Price
  Outstanding at the
  beginning of year  2,600,000   $1.56   3,070,000   $1.50     770,000   $1.20
  Issued             3,193,181    0.26     300,000    1.25   2,300,000    1.60
  Exercised              -        -       (770,000)   1.20       -        -
  Outstanding at the
    end of year      5,793,181   $0.84   2,600,000   $1.56   3,070,000   $1.50

  As at March 31, 2003, outstanding share purchase warrants were as follows:

    Number of shares       Exercise price      Expiry date
       300,000                   $1.70         September 16, 2003
     2,000,000                   $1.70         January 8, 2004
       300,000             $1.25/$1.35         September 18, 2003/2004
        68,181                   $0.60         June 3, 2004
     3,125,000             $0.23/$0.27         December 31, 2003/2004
     5,793,181

  During the year ended March 31, 2002, the Company issued 300,000 warrants to acquire common shares of the Company. These warrants had a fair value of $60,000 at the date of issue which is being recorded in operations as a financing expense over the remaining life of the related debt. This increased the contributed surplus and other capital to $1,092,761 at March 31, 2002. The fair value of these warrants was determined using an option pricing model assuming no dividend payments, a weighted average volatility of the Company's share price of 42%, an annual risk free interest rate of 4.23% and an expected life of three years.






10.  RELATED PARTY TRANSACTIONS

 (a) The Company paid or accrued amounts payable to officers and companies controlled by directors as follows:
                                     2003            2002              2001
    Management fees               $32,750        $161,796          $137,100
    Geological consulting          16,800          26,040            13,991
    Interest expense               76,960         156,453             -

  These transactions have been recorded at the exchange amount, which is considered by management, to approximate terms and conditions that are similar to those available from unrelated parties.

 (b) As at March 31, 2003, accounts receivable includes $NIL (2002 - $17,140) due from the Willow Creek Joint Venture.

 (c) As at March 31, 2003, accounts payable and accrued liabilities include $51,675 (2002 - $18,925) due to former directors, shareholders and companies controlled by directors.

 (d) During the year 4,085,722 shares were issued to a director of the Company with respect to the settlement of notes payable in the amount of $2,461,433. The terms of this settlement were approved by the TSX Venture Exchange.

 (e) During the year 100,000 shares were issued to a former director of the Company to settle a $55,000 debt outstanding. The terms of this settlement were approved by the TSX Venture Exchange.


11.  SEGMENTED INFORMATION

    The Company operates in one industry and as at March 31, 2003 and 2002 substantially all of the Company's assets were located in Canada.


12.  CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                           Years ended March 31,
                                                2003          2002       2001

  Decrease (increase) in restricted cash    $296,803     $(296,803)      $-
  Decrease (increase) in accounts
   receivable                                 19,746         2,595     (8,419)
  (Increase) decrease  in prepaid expenses       (20)          523     (3,457)
  (Decrease) increase in accounts payable
    and accrued liabilities                  (91,884)     (390,899)    41,125
  (Decrease) increase in interest payable    (26,588)       26,588      -
                                            $198,057     $(657,996)   $29,249








13.  FUTURE INCOME TAXES

  The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

                                                2003          2002       2001
  Statutory tax rate                             38%           44%        45%
  Recovery of income taxes
   computed at standard rates              $1,313,979   $1,029,846   $312,400
  Non-deductible non-cash financing costs     (19,335)    (348,690)  (106,600)
  Tax losses not recognized in the period
      that the benefit arose               (1,294,644)    (681,156)  (205,800)
                                               $-           $-         $-

  The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets is as follows:

                                                  2003                    2002
  Mineral property costs                      $2,697,000            $2,127,400
  Operating loss carry-forward                 1,200,000             1,039,832
                                               3,897,000             3,167,232

  Less valuation allowance                    (3,897,000)           (3,156,232)
  Future income tax asset                          -                    11,000
  Future income tax liability
    Provision for non-deductibility of future
    accretion charges                              -                   (11,000)
                                                  $-                    $-

  At March 31, 2003, the Company has approximately $4,000,000 of non-capital losses for tax purposes available at various dates until 2010, to be carried forward and applied against future income for tax purpose and approximately $189,000 of capital tax losses for tax purposes available to be carried forward indefinitely and applied against future capital gains for tax purposes.


14. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  These financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized as follows:

  Consolidated Statements of Loss         2003           2002             2001

  Net loss under Canadian GAAP     $(3,457,839)    $(2,340,558)      $(694,160)
  Mineral property acquisition and
   exploration costs                  (307,761)     (2,773,768)     (4,891,979)
  Writedown of mineral costs         2,914,600           -               -
  Revenue from sale of ore               -           2,348,587           -
  Net loss under US GAAP             $(851,000)    $(2,765,739)    $(5,586,139)
  Basic and diluted loss
    per share under US GAAP             $(0.03)         $(0.14)         $(0.30)

14. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

  Consolidated Balance Sheets                            2003             2002

  Total Assets as per Canadian GAAP                $11,124,817     $15,049,644
  Decrease in mineral properties due to expensing
   of mineral property costs (a)                  $(10,323,081)    (12,976,175)
  As per US GAAP                                      $801,736      $2,073,469

  Total Liabilities
  As per Canadian GAAP and US GAAP                    $917,122      $4,196,108

  Total Shareholders' Equity (Capital Deficiency)
    As per Canadian GAAP                           $10,207,695     $10,853,536
    Decrease in mineral property costs (a)         (10,323,081)    (12,976,175)
    As per US GAAP                                   $(115,386)    $(2,122,639)

  Consolidated Statements of Cash Flows

  For all years presented, mineral property expenditures would be treated as operating expenditures, as opposed to Canadian GAAP under which such expenditures would be treated as investing activities.

 (a) Mineral property costs
     US GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration and development process. Although the Company has completed a feasibility study with respect to the Willow Creek Property, there remains some uncertainty as to the economics of the project and the ability of the Company to finance the development. For US GAAP purposes, the Company has written off the property costs until the development ability has been confirmed.

 (b) Revenue
     Under Canadian GAAP, revenues received prior to the commercialization of mineral properties reduce capitalized development and other capitalized pre-production costs. Under US GAAP, such amounts are recorded as revenue when title and risk of the ore pass to the buyer, the consideration is fixed or determinable and collection is reasonably assured.

 (c) Stock-based compensation
     Due to the adoption by the Company of new stock based compensation standards in Canada during the current year there is no difference in the treatment of stock options to employees and directors in the current year under US and Canadain GAAP.

     The following proforma financial information presents the net loss and loss per share for the years ended March 31 under US GAAP.
                                             2003          2002           2001
  Net loss for the year under US GAAP  $(851,000)   $(2,765,739)   $(5,586,139)
  Additional stock based
   compensation costs                   (115,000)      (510,000)      (425,000)
  Pro forma net loss under US GAAP     $(966,000)   $(3,275,739)   $(6,011,139)
  Pro forma basic and diluted loss
    per share under US GAAP               $(0.03)        $(0.16)        $(0.32)
14. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

 (d) Accounting for joint ventures
     US GAAP requires investments in joint ventures to be accounted for using the equity mehod, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure form US GAAP. Consequently, the balance sheets have not been adjusted to restate the accounting under US GAAP and additional information concerning the Company's interest in a joint venture is presented in Note 5 (b).

 (e) Recent US Pronouncements
     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations.This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incures a gain or loss upon settlement. Companies are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002, but early adoption is permitted. The Company has not determined whether the application of SFAS 143 will have a material effect on its consolidated financial position or results of operations.

     In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations
     - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also resolves significant implementation issues related to SFAS
     121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company adopted SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 did not have a material effect on its consolidated financial position or results of operations.

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.

14. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

 (e) Recent US Pronouncements (Continued)
     Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The Company determined SFAS No. 145 did not have a material impact on the Company's results of operations or its financial position.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

     In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS NO. 148 amends SFAS NO. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

     In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarnatees of Indebtedness of Others, ( FIN 45 ). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company has adopted the disclosure requirements and is currently evaluating the effects of FIN 45; however, it does not expect that the adoption of such provisions will have a material impact on the Company's results of operations or financial position.

     In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities - an Interpretation of ARB No.
     51. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provision are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of this statement will not impact the Company's financial statements for 2003


14. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

 (e) Recent US Pronouncements (Continued)

     In April 2003, the FASB issued Statement of Financial Accounting Standard
     No. 149 (    SFAS 149    ),  Amendment of Statement 133 on Derivative
     Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The Company does not expect the adoption of SFAS 149 to have a material impact on its operating results or financial condition.

     In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of SFAS 150 to have a significant impact on its operating results or financial position.

     On April 22, 2003, the FASB announced its decision to require all companies to expense the fair value of employee stock options. Companies will be required to measure the cost according to the fair value of the options. Although the new guidelines have not yet been released, it is expected that they will be finalized soon and be effective in 2004. When final rules are announced, the Company will assess the impact to its financial statements.


15. CONTINGENT LIABILITIES AND COMMITMENTS

    The Company has a $50,000 letter of credit outstanding at March 31, 2003 (2002 - $50,000).

    The Company was billed $126,180 in March 2003 by an individual, who became the CEO of the company before March 31, 2003 for services rendered regarding the Willow Creek Joint Venture. The amount will become payable upon the achievement of success criteria relating to the completion of the purchase of Mitsui Matsushima's interest in the Willow Creek Joint Venture and the commencement of mining operations at Willow Creek.

    On March 10, 2003 Falls Mountain and Mitsui Matsushima entered into a binding Sale & Purchase Agreement whereby the Company has the right to acquire Mitsui Matsushima's one third interest in the Willow Creek Joint Venture for $6,000,000 prior to December 10, 2003. Mitsui Matsushima will retain its interest in the Willow Creek Joint Venture until the transaction closes. Falls Mountain will pay all expenditures until closing of the Sales & Purchase Agreement, and has a contingent obligation to pay Mitsui
15. CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

    Matsushima a break-up fee of $500,000 in the event the purchase cannot be consummated due to an inability to secure the necessary financing. The Company has guaranteed Falls Mountain's obligations under the Sale and Purchase Agreement and will pledge its shares in Falls Mountain to secure the breakup fee.

    The Company is currently appealing an approximate $150,000 capital tax assessment for the years 1997 to 2002 inclusive. The Company believes it has substantial defences for the assessment and the amount of ultimate payment, if any, is at present not determinable.

    The Company has entered into an operating lease agreement for office space which requires the Company to make the following lease payments:

               2004                       $32,966
               2005                        21,977
                                          $54,943


16. SUBSEQUENT EVENTS

    Subsequent to the year ended March 31, 2003, the Company:

 (a) Received proceeds of $395,980 in connection with 1,979,900 units representing the balance of the private placement announced on March 10, 2003 of 5,500,000 units at a price of $0.20 per unit, and completed closing the private placement.

 (b) Issued 656,250 common shares of the Company at a price of $0.20 per share with respect to the finders' fee (Note 8(d)).

























PINE VALLEY MINING CORPORATION
(formerly Globaltex Industries Inc.)
SCHEDULE B - SUPPLEMENTARY INFORMATION
FOR YEAR ENDED MARCH 31, 2003


1. Analysis of expenses and deferred costs

   See attached Schedule A.

2. Related party transactions:

   Salaries totaling $90,000 were paid during the period to one director of the Company.

   Management fees totaling $32,750 were accrued to one former director of the Company during the period.

   The Company paid and accrued interest expense totaling $76,960 to a shareholder beneficially owning more than 10% of the stock.

3. Summary of securities issued and options granted during the year ended March 31, 2003:

   Securities issued:

 Date of   Type of    Type of     Number   Price  Total   Type of  Commission
 Issue    Security    Issue                 Proceeds  Consideration   Paid

Jun 4,     Common     Private
2002       Shares     Placement  136,362   $0.55  $75,000    Cash        Nil

Jun 4,    Warrants(1) Private
2002                  Placement   68,181     N/A      Nil    N/A         Nil

Sep. 12,   Common    Debt                                    Debt
2002       Shares    Settlement  100,000   $0.55      N/A    Conversion  Nil

Dec. 31,   Common    Private
2002       Shares    Placement 3,125,000   $0.20 $625,000    Cash        Nil

Dec. 31, Warrants(2) Private
2002                 Placement 3,125,000     N/A      Nil    N/A         Nil

(1). Each warrant entitles the holder to purchase one common share at a price of $0.60 per share until June 19, 2004.

(2). Each warrant entitles the holder to purchase one common share at a price of $0.23 per share until December 31, 2003 and $0.27 per share until December 31, 2004.







Options granted during the period:

Date               Number   Name of Optionee   Exercise Price     Expiry Date
April 29, 2002     150,000  Howard Behren      $0.90           March 31, 2003
April 29, 2002     150,000  Mark Smith         $0.90           April 28, 2007
April 29, 2002     100,000  Clay Gillespie     $0.90           April 28, 2007
May 8, 2002         15,000  Lei Wang           $0.90              May 7, 2007
June 4, 2002       200,000  Anreder Hirschhorn
                             and Co.           $0.90             June 3, 2007
March 31, 2003   1,500,000  Richard Palmer     $0.20           March 10, 2008
March 31, 2003     700,000  Graham Mackenzie   $0.20           March 10, 2008


4. Summary of securities at the end of reporting period:

Authorized and issued share capital:

Class         Par Value   Authorized Number   Issued Number         Amount
Common        NPV         100,000,000         32,073,269       $26,423,896

Options, warrants and convertible securities outstanding:

Security      Number or Amount        Exercise Price              Expiry Date
Warrants             2,000,000                 $1.70          January 8, 2004
Warrants               300,000                 $1.70       September 16, 2003
Warrants (1)          3300,00             $1.25/1.35  September 18, 2003/2004
Warrants (2)         3,125,000           $0.23/$0.27   December 31, 2003/2004
Warrants                68,181                 $0.60            June 19, 2004
Options                300,000                 $0.90        December 12, 2006
Options                250,000                 $0.90           April 28, 2007
Options                 15,000                 $0.90              May 7, 2007
Options                100,004                 $0.90         November 1, 2003
Options              2,200,000                 $0.20           March 10, 2008

(1) Each warrant entitles the holder to purchase one common share at a price of $1.25 per share until September 18, 2003 and $1.35 per share until September 18, 2004.

(2) Each warrant entitles the holder to purchase one common share at a price of $0.23 per share until December 31, 2003 and $0.27 per share until December 31, 2004.

Shares in escrow or subject to pooling:
Number in escrow: Nil       Pooled: Nil

5. Directors and officers

Richard Palmer, Chief Executive Officer
Mark Smith, Chairman, Director
Mark Fields, President, Director
Clay Gillespie, Director
Graham Mackenzie, Vice President, Willow Creek Project
Kevin Forbes, Chief Financial Officer




PINE VALLEY MINING CORPORATION
(formerly Globaltex Industries Inc.)
SCHEDULE C - MANAGEMENT DISCUSSION
FOR YEAR ENDED MARCH 31, 2003

1. Description of Business

  The Company is a venture company under the rules of the TSX Venture Exchange. It is also traded on the NASDAQ OTC market. The Company is currently in a joint venture developing a coal property in northeastern BC.

  The Company changed its name to Pine Valley Mining Corporation effective May 13, 2003.

2. Discussion of Operations and Financial Condition for the Year to Date:

  The Company and its joint venture partner Mitsui Matsushima Canada Ltd. engaged an engineering firm to complete an update of a feasibility study for the Pine Valley project. The results were released during the 3rd quarter of the year, indicating that the project has attractive economics with a positive rate of return, including a pre tax internal rate of return of almost 27%. This same study concluded that the project has proven coal reserves of 15.2 million run-of-mine tonnes with a raw coal to waste rock strip ratio averaging 3.53:1 for the life of the mine. The coal prices used in the study were US$32.25 per tonne for the pulverized coal injection (PCI) product and US$40.00 per tonne for the semi-hard product which comprise the bulk of the production. During the most recent round of coal price negotiations the PCI coal price outcome was stable to a moderate price improvement depending upon the customer and sales terms, while prices for semi-hard coal decreased by approximately US$2/tonne. Realized average unit revenues in US Dollars terms for Willow Creek coal are unlikely to have changed materially given the opposing price movements and minor quality revisions. The feasibility study was done using an exchange rate of US$1.00= CDN$1.55. The exchange rate as of early July, 2003 was traded at approximately US$1.00=CDN$1.35. The strengthening Canadian Dollar is impacting on anticipated returns. However, On March 10, 2003 the Company announced a number of significant changes. These included:
   (1) an agreement to acquire Mitsui Matsushima Canada Ltd.'s ( Mitsui Matsushima) interest in the Willow Creek Joint Venture taking Pine Valley's interest in the Willow Creek Project to 100% for $6,000,000, which must be paid prior to December 10, 2003. There is a contingent obligation to pay Mitsui Matsushima $500,000 in the event the Company does not complete the purchase.
   (2) the appointments of a new Chief Executive Officer and a Vice President for the Willow Creek Project both of whom have extensive coal industry experience;
   (3) a private placement of $1,100,000 to issue 5,500,000 units at a price of $0.20 per unit. Each unit consists of one common share and one warrant exercisable at $0.25 to purchase one common share for two years;
   (4) a development plan update aimed at achieving production at Willow Creek at an output level of at least 900,000 tonnes per year through a two-stage process. The first stage development is planned to include the construction of a raw coal operation during the summer and fall of 2003. Development would include a major extension to the existing rail siding to enable loading of unit trains, the installation of an automated rail loading system, construction of raw coal stockpiling and crushing facilities, construction of initial workshops and offices, haul road upgrades, pit development work and land acquisitions. The second stage development would occur during the summer construction period of 2004 and include the installation of a coal preparation plant next to the rail siding and construction of additional ancillary infrastructure.

  The strengthening Canadian Dollar is impacting negatively on anticipated returns. However, the Company is reviewing numerous options to optimize the Willow Creek Coal Project including a probable one year deferral of the coal preparation plant, alternative mining sequencing and different equipment configurations as ways to offset this impact. Similarly, the Company is actively pursuing a strategy that aims at mitigating the sensitivity to foreign exchange estimated in the feasibility study.

  It is important for new coal mines to develop a customer base and sales contracts through which its coal will be sold. The Willow Creek Coal Project has previously delivered two trial shipments, one in each of 2001 and 2002. More recently, the Company has prepared several drum samples for customer testing purposes and had exploratory talks with a number of potential customers, primarily based in Japan, Korea and China. The Company anticipates progressing these discussions ahead of any definitive financing for, and commitment to, the Project development.

  The Company entered into an investor and public relations contract with Anreder Hirschhorn and Company during the first quarter and subsequently terminated the arrangements by mutual agreement in the third quarter. Anreder Hirschhorn aided the Company in the preparation and dissemination of press releases and the introduction and communication with the financial markets in the United States.

  During the year the Company reduced the number of directors from seven to three. At the time, the board felt that the company would benefit from this reduction in directors because of the resulting streamlining of communications.

  The Company incurred Expenses and Other Items totaling $561,595 for the fiscal year end March 31, 2003 compared to $2,118,345 for the fiscal year end March 31, 2002. The reduced Expenses and Other Items, excluding stock based compensation, reflect the lower debt and a focus on reducing the general and administrative expenses.

  Below is a table comparing Expense items for the year-end March 31 in 2003 and 2002 where significant changes occurred. A discussion of the changes follows the table.


                           Year end March 31, 2003     Year-end March 31, 2002
  Accounting & Audit                       $39,150                     $45,842
  Consulting                                22,794                         Nil
  Fees & Assessment                         24,422                       1,253
  Interest and Financing                   143,957                     969,210
  Management Fee                            32,750                     161,796
  Office                                   162,566                     741,464
  Professional Fees                         78,374                     139,689
  Travel                                    20,833                      22,558
  Promotion & Marketing                     11,898                       7,580


  Consulting fees increased primarily as a result of using the fair value method for stock based compensation for stock options which were issued. Fees and Assessments increased due to payments for British Columbia capital taxes. The Company incurred lower interest and financing costs due to substantially lower loans outstanding. Management Fees, incurred for the services of one of the management team, were lower, reflecting the Company's focus to reduce the administrative costs to operate the Company. Office costs were comprised of salaries and salary related costs totaling $146,683 as well as general office supplies and miscellaneous items. The Office costs declined significantly due to the provision during the year ended 2002 for a $600,000 payment to the estate of a former Chairman of the Company as described in note 6 of the current financial statements. Professional Fees were lower as in the year ended March 31, 2002 the Company had incurred costs related to the investigation of an opportunity to develop a coal fired electrical generation plant in Washington State. The Company also reversed significant legal fees which had been accrued in 2002 and, based on further investigation, are no longer required to be provided for, thus lowering the Professional Fees in
  2003.   Promotion and Marketing increased primarily due to the initial start up costs as the Company developed and launched a new web site during the second quarter and engaged a firm to focus on marketing for a limited period of time.

  The Company entered into related party transactions. A total of 4,185,722 shares were issued to satisfy a total of $2,516,433. The debt had been incurred principally to finance the trial cargo the Company participated in during 2001 and the acquisition of the BC Rail joint venture interest in the Willow Creek project. The shares were issued to directors of the Company. A further $51,675 has been accrued in the accounts payable due to a former director for management services provided during the period.

  The Company incurred development costs of $(311,506) in the period ending March 31, 2003 compared to $425,181 in the same period of the previous year. The Company incurred $307,761 costs with respect to the Willow Creek Coal Project. These costs included the completion of feasibility and regional geological studies and ongoing environmental and site maintenance work. The Company concluded that the Indin Lake gold property should be written down to nil value due to the extended period of time since any active exploration work has been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future. A write down of $2,914,000 on the Indin Lake property was charged to operations for the year ended March 31, 2003.


3. Subsequent Events

  The final proceeds of $395,980 in connection with 1,979,900 units representing the balance of the private placement announced on March 10, 2003 of 5,500,000 units at a price of $0.20 per unit were received, and closing of the entire 5,500,000 unit private placement occurred upon receipt of regulatory approval. Each unit consists of one common share and one warrant, one warrant being exercisable at a price of CDN$0.25 to purchase one common share for two years. The subscribers were Richard Palmer, Graham Mackenzie, and two others. A finder's fee of 656,250 shares in relation to the private placement and shares for debt in relation to the engagement of Richard Palmer was paid to LOGG Investment Research Inc. A four month hold period expiring August 17, 2003 is applicable to the securities.

  Regulatory approval for the grant of 2,200,000 options to officers to purchase common shares at a price of $0.20 per share for a period of five years ending March 10, 2008 was received.

  The Company is continuing discussions with parties to finance the estimated $22 million required to purchase Mitsui Matsushima's joint venture interest and construct the initial phase of the Willow Creek Coal Project. The Company continues to focus its efforts on achieving all the necessary elements to undertake initial mine construction in the summer/fall of 2003 and to be in production at a rate of 1 million tonnes per year during the quarter ending December 2003. However, if the Company is not successful in raising the necessary funds in order to commence construction by the latter part of the summer then the project would not be able to achieve production in 2003.

  Kevin Forbes was appointed Chief Financial Officer on an interim basis.


4. Financings, Principal Purposes and Milestones

  During 2001, the company borrowed $4,146,000 for the purpose of increasing its interest in the Willow Creek Joint Venture from 33.33% to 66.67%. In December 2001, the Company announced that it intended to convert this debt into equity. The last $1,000,000 of the debt was converted into 1,428,571 shares during the 2003 Financial Year.

  On June 4, 2002 the Company completed a $75,000 private placement of 136,362 units, priced at $0.55 each, each unit consisting of one common share and one half warrant The proceeds were used for continuing work on the Pine Valley coal project and general working capital. One full warrant is exercisable at a price of $0.60 to purchase one common share for a period of two years.

  The Company completed an agreement with a former director to convert $55,000 of debt by issuing 100,000 shares. The conversion price was $0.55 per share.

  The Company converted debt and accrued interest which totaled $1,461,433 as of September 30, 2002 into 2,657,151 shares at a price of $0.55 per share. The funds had been used for the Company's costs for the initial trial cargo and general working capital.

  The Company arranged a non-brokered private placement for $625,000, issuing 3,125,000 units at a price of $0.20 per unit, each unit consisting of one common share and one warrant, one warrant being exercisable at a price of $0.23 to purchase one common share for one year and exercisable at a price of $0.27 to purchase one common share during the second year. The funds were used for continuing work on the Pine Valley coal project, repaying Mitsui Matsushima Canada Ltd for funds advanced during the 48,000 tonne coal trial cargo successfully completed in the year prior and general working capital.

  The Company arranged a non-brokered private placement for $1,100,000 issuing 5,500,000 units at a price of $0.20 per unit, each unit consisting of one common share and one warrant, one warrant being exercisable at a price of $0.25 to purchase one common share during two years period of time. The funds are being used for continuing work on the Pine Valley coal project and general working capital.

  The Company's wholly owned subsidiary entered into a binding Sale & Purchase Agreement to acquire Mitsui Matsushima's one third interest in the Willow Creek Joint Venture. Purchase of the Joint Venture Interest is subject to financing of both the acquisition and development of the Willow Creek Project. The Company will own 100% of the Willow Creek Project following the acquisition.

  Consideration to Mitsui Matsushima for the purchase of their one third interest is a sum of $6,000,000 payable in cash at closing. Closing of the transaction must occur prior to December 10, 2003 or else the agreement to sell terminates. Mitsui Matsushima will retain its Joint Venture Interest until such time as the transaction closes.

  The Company will have a contingent obligation to pay Mitsui Matsushima a break-up fee of $500,000 in the event that the purchase can not be consummated due to an inability to secure the necessary financing.
  The Company will guarantee its subsidiary's obligations under the Sale & Purchase Agreement and will pledge its shares in the subsidiary to secure the break-up fee. No break-up fee is payable if the purchase takes place.

  The Company made the following management changes. Richard Palmer was appointed Chief Executive Officer. Mark Smith became Chairman of the Board of Directors. Mark Fields stepped down as Chief Executive Officer and remained President and a director of the Board. Graham Mackenzie was appointed Vice President - Willow Creek.

  The Company increased its authorized capital to 100,000,000 common shares without par value following shareholder approval at the annual general meeting.


5. Liquidity and Solvency

  The Company's working capital as of March 31, 2003 was $369,764. The Company is currently investigating alternatives to raise further funds in order to put the Willow Creek Coal Project into production and make the necessary payment to Mitsui Matsushima.

  The Company has been able to continue to raise the necessary funds for the exploration and development programs on its properties and to fund the general and administrative costs. Nevertheless the Company has to rely upon the sale of equity securities or debt for cash required for exploration and development purposes, for acquisitions and to fund the administration, among other things. Since the Company does not expect to generate any significant positive cash flow in the near future, it will have to continue to rely upon sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.








Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                            Pine Valley Mining Corporation

Date:     July 16, 2003                       Richard Palmer
                                            Chief Executive Officer